================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        FOR THE TRANSITION PERIOD FROM TO


                         COMMISSION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                                 --------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)



================================================================================

                              REQUIRED INFORMATION

1.     Not Applicable.

2.     Not Applicable.

3.     Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan")is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                           WESTCORP EMPLOYEE STOCK OWNERSHIP
                                           AND SALARY SAVINGS PLAN


                                           By: /s/ LEE A. WHATCOTT
                                               ---------------------------------
                                                   Lee A. Whatcott


June 29, 2000

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
Westcorp Employee Stock Ownership
and Salary Savings Plan
Years ended December 31, 1999 and 1998
with Report of Independent Auditors

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1999 and 1998





                                    CONTENTS

Report of Independent Auditors ............................................       1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...........................       2
Statements of Changes in Net Assets Available for Benefits ................       3
Notes to Financial Statements .............................................       4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year ............      13
Schedule of Reportable Transactions .......................................      14

                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP

June 2, 2000

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                     DECEMBER 31,
                                                                 1999            1998
                                                             ----------------------------
ASSETS
Investments at fair value:
    Cash and short-term investments                          $ 1,532,811      $ 1,314,111
    Common stock                                              20,241,043        7,315,941
    Mutual funds                                              12,330,330        9,926,745
    Government National Mortgage Association Securities           43,307           45,467
    Loans to participants                                        549,323          323,130
                                                              ---------------------------
Total investments                                             34,696,814       18,925,394

Dividends and interest receivable                              1,124,220          138,462
Employee deferrals receivable                                    131,652           95,609
Employer contribution receivable                               1,474,555          759,313
                                                             ----------------------------
Total receivables                                              2,730,427          993,384
                                                             ----------------------------
Net assets available for benefits                            $37,427,241      $19,918,778
                                                             ============================

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                 YEAR ENDED DECEMBER 31,
                                                                 1999              1998
                                                            -------------------------------
Additions (deductions) to net assets attributed to:
    Investment income:
      Interest income                                       $     99,754       $     37,785
      Dividends                                                1,533,477            501,287
      Net investment gains                                     1,238,610            730,670
      Other losses                                                    --           (612,239)
    Contributions:
      Employer:
         Cash                                                  6,994,849            759,314
         Allocated forfeitures                                        --            420,163
      Employee                                                 3,329,497          2,821,704
      Rollover contributions                                     113,782            117,411
    Net unrealized appreciation (depreciation)
       in fair value of investments                            8,005,741         (9,654,906)
    Distributions and withdrawals paid to participants        (3,807,247)        (7,332,579)
                                                            -------------------------------
Net increase (decrease)                                       17,508,463        (12,211,390)

Net assets available for benefits at beginning of year        19,918,778         32,130,168
                                                            -------------------------------
Net assets available for benefits at end of year            $ 37,427,241       $ 19,918,778
                                                            ===============================

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1999



1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan ("the Plan") is for the benefit of all eligible employees of Westcorp ("the Company"), its wholly owned subsidiaries, Westran Services Corp., Westcorp Investments, Inc. and Western Financial Bank ("the Bank"), and the Bank's subsidiaries.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. In 1999, the Company amended the Plan requiring a Company match of employee contributions for the Salary Savings portion of the Plan ("SSP"). Company contributions for the Employee Stock Ownership portion of the Plan ("ESOP") are voluntary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 1999 and 1998, respectively. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company and its subsidiaries make contributions to the ESOP and SSP as determined by the Plan document, the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

           Years of Service                        Vested Interest
           ----------------                        ---------------
              Less than 3                                   0%
                   3                                       20%
                   4                                       40%
                   5                                       60%
                   6                                       80%
               7 or more                                  100%

A participant is 100% vested after seven years of service, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeitures related to the ESOP are reallocated to the ESOP accounts of any remaining participants. Forfeitures related to the SSP are used to reduce the Company's matching contributions. The amount of forfeitures was not material for the years ended December 31, 1999 and 1998.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet "Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document." Copies of this pamphlet are available from the Plan Committee.

EMPLOYEE CONTRIBUTIONS

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

EMPLOYER CONTRIBUTIONS

Employer contributions under the ESOP are at the discretion of the Company's Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of the participant contributions, not to exceed 6% of participant annual compensation.

INVESTMENT OPTIONS

Plan participants have eight investment options. A participant may invest in any combination of the following mutual fund options offered by American Funds and/or Westcorp common stock:

- The Cash Management Trust of America - Funds are invested in shares of a registered investment company that primarily invests in various money market instruments.

- U.S. Government Securities Fund - Funds are invested in shares of a registered investment company that primarily invests in securities on which the U.S. government guarantees the payment of principal and interest.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

- The Income Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of securities including stocks and bonds.

- The Growth Fund of America - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

- Washington Mutual Investors Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

-       Westcorp Stock - Funds are invested in common stock of Westcorp.

- EuroPacific Growth Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of overseas stocks and bonds.

- PaineWebber Tactical Allocation Fund - Funds are invested in shares of a registered investment company that invests in stocks, bonds and money market instruments.

LOANS TO PARTICIPANTS

The Plan allows employees to borrow from their Plan Accounts. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee's vested Plan account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan shall be secured by the participant's vested interest remaining in the Plan.

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the eight investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



3. BENEFITS PAYABLE

Vested benefits payable to participants of $193,505 and $79,081 at December 31, 1999 and 1998, respectively, are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

4. INVESTMENTS

The Plan's investments, net of investments purchased during the year, increased in fair value by $8,005,741 during 1999, and decreased in fair value by $9,654,906 during 1998 as follows:

                                                            INCREASE
                                                         (DECREASE) IN
                                                           FAIR VALUE        FAIR VALUE AT
                                                           DURING YEAR        END OF YEAR
                                                         ---------------------------------
Year ended December 31, 1999:
    Fair value as determined by quoted market price:
         Westcorp common stock                            $  7,499,916       $ 20,241,043*
         Government National Mortgage
            Association Securities                                (346)            43,307
         Mutual funds:
            Washington Mutual Investors Fund                  (483,371)         3,910,438
            The Growth Fund of America                       1,018,912          5,348,101
            Others                                             (29,370)         3,071,791
         Estimated fair value                                       --                 --
         Loans to participants                                      --            549,323
         Short-term investments                                     --          1,532,811
                                                          -------------------------------
                                                          $  8,005,741       $ 34,696,814
                                                          ===============================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

                                                            INCREASE
                                                         (DECREASE) IN
                                                           FAIR VALUE        FAIR VALUE AT
                                                           DURING YEAR        END OF YEAR
                                                         ---------------------------------
Year ended December 31, 1998:
    Fair value as determined by quoted market price:
         Westcorp common stock                            $(10,131,273)      $  7,315,941*
         Government National Mortgage
            Association Securities                               4,538             45,467
         Mutual funds:
            Washington Mutual Investors Fund                   149,883          4,051,291
            The Growth Fund of America                         378,355          3,596,551
            The Income fund of America                         (62,364)         1,477,519
            Others                                               5,955            801,384
         Estimated fair value                                       --                 --
         Loans to participants                                      --            323,140
         Short-term investments                                     --          1,314,101
                                                          -------------------------------
                                                          $ (9,654,906)      $ 18,925,394
                                                          ===============================

*Includes nonparticipant-directed investments

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



6. ADMINISTRATIVE COSTS

The Company has agreed to voluntarily pay the Plan's administrative expenses of approximately $101,000 in 1999 and $124,000 in 1998. The agreement to pay the administrative costs may be canceled at any time.

7. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution in 1999 of $5,517,362 for the ESOP and provided $1,477,487 in matching contributions for the SSP portion of the Plan. All of the 1999 Company's contribution consisted of cash. During 1998, the Company's Board of Directors elected to provide a contribution in 1998 of $1,179,477 for the SSP. The contribution consisted of cash of $759,314 and allocated plan forfeitures of $420,163. The contribution expense was allocated to the Company and its subsidiaries based upon the relative participation of the employees of the Company and its subsidiaries in the Plan.

8. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

        Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. All contributions credited to employees are invested in Company Stock.

        Investment Changes: Each participant account is allocated the amount of investment changes on a monthly basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

        Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



9. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                      DECEMBER 31,
                                                                 1999             1998
                                                             ----------------------------
Net assets:
    Cash and short-term investments                          $   158,271      $    21,512
    Common stock                                              14,365,062        5,154,187
    Government National Mortgage Association Securities           43,307           45,467
                                                             ----------------------------
                                                             $14,566,640      $ 5,221,166
                                                             ============================


                                                                     YEAR ENDED DECEMBER 31,
                                                                     1999               1998
                                                                -------------------------------
Beginning balance                                               $  5,221,166       $ 14,497,092
Changes in net assets:
    Employer contributions                                         5,517,362                 --
    Investment income (loss)                                         544,808           (126,994)
    Net realized and unrealized appreciation in fair value         5,355,014         (6,911,007)
    Benefits paid to participants                                 (2,071,710)        (2,237,925)
                                                                -------------------------------
Total                                                           $ 14,566,640       $  5,221,166
                                                                ===============================

10. HOLDINGS OF PARTIES-IN-INTEREST

The Plan has holdings of securities of parties-in-interest as follows:

                                                    DECEMBER 31,
                                               1999            1998
                                           ----------------------------
Westcorp common stock
   (1,395,934 and 1,054,550 shares
      in 1999 and 1998, respectively)      $20,241,043      $ 7,315,941
                                           ============================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



10. HOLDINGS OF PARTIES-IN-INTEREST (CONTINUED)

In 1999, the Plan was amended to allow the Plan to borrow funds for the purchase of Company stock. During the loan term, the shares purchased with loan proceeds are held as collateral. The collateral is released and allocated to plan participants in proportion to the percentage of the original loan amount which has been repaid.

During 1999, the ESOP obtained two loans from parties-in-interest totaling $2,500,000 to purchase Company stock. The loans bore interest at LIBOR plus fifty basis points and were paid in full at December 31, 1999. Interest paid by the Company during 1999 relating to these loans totaled $17,362.

                             Supplemental Schedules

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                              Employer ID 510308535
                                    Plan #001

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 1999


                                                          DESCRIPTION OF
                                                INVESTMENT, INCLUDING MATURITY DATE,
                                                       RATE OF INTEREST, PAR                                CURRENT
                                                         OR MATURITY VALUE,                                  VALUE
 IDENTITY OF ISSUER OR BORROWER                              OR SHARES                      COST           OF ASSET
--------------------------------------------------------------------------------------------------------------------
*Westcorp common stock                                    1,395,934 shares              $16,301,263      $20,241,043

American Funds consists of:
   Washington Mutual Investors Fund                       132,288 shares                  4,226,508        3,910,438
   The Growth Fund of America                             183,531 shares                  3,967,014        5,348,101
   The Income Fund of America                             103,265 shares                  1,784,542        1,625,387
   U.S. Government Securities Fund                         52,394 shares                    686,529          652,834
    EuroPacific Growth Fund                                15,685 shares                    488,442          669,126
    PaineWebber Tactical Allocation Fund                    3,635 shares                    123,153          124,444

Cash and Short-Term Investments consist of:
      Cash                                                                                  676,573          676,573
      The Cash Management Trust of America                856,238 shares                    856,238          856,238

Government National                                       GNMA Pool #168962
   Mortgage Association                                   Single Family Pool at
                                                          11% pass through
                                                          certificate maturing
                                                          July 15, 2016                      39,295           43,307
*Loans to participants                                                                           --          549,323
                                                                                                         -----------
                                                                                                         $34,696,814
                                                                                                         ===========

*Investment of a party-in-interest

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                              Employer ID 510308535
                                    Plan #001

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999


       IDENTITY OF                                                   PURCHASE        SELLING          COST OF
     PARTY INVOLVED        DESCRIPTION OF ASSETS                      PRICE           PRICE            ASSET
---------------------------------------------------------------------------------------------------------------
Category (iii) - series transactions in excess of 5% of plan assets

California Bank & Trust Westcorp Inc. Common Stock                 $ 5,544,236      $        -      $ 5,544,236

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1999

                                                                    CURRENT
                                                                    VALUE OF
                                                                    ASSET ON           NET
       IDENTITY OF                                                 TRANSACTION         GAIN
     PARTY INVOLVED        DESCRIPTION OF ASSETS                      DATE            (LOSS)
----------------------------------------------------------------------------------------------
Category (iii) - series transactions in excess of 5% of plan assets

California Bank & Trust Westcorp Inc. Common Stock                 $ 5,544,236      $        -

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1999